U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.   )

ANDAIN, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

033341-10-8.
(CUSIP Number)

Sam Shlomo Elimelech, President
Andain, Inc.
400 South Beverly Drive, Suite 312
Beverly Hills, California 90212: (310) 286,1777
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 5, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

1.	Names of Reporting Persons. S.S or I.R.S. Identification Nos. of Above Persons (entities only): Sam Shlomo Elimelech
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 4,050,000
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 4,050,000
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by the Reporting Persons (combined): 4,200,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented by Amount in Row (11): 23.36% (as of January 5, 2011)
14.	Type of Reporting Person: IN

ITEM 1.                      SECURITY AND ISSUER.

Andain, Inc.
Common Stock, $0.001 par value
400 South Beverly Drive, Suite 312
Beverly Hills, California 90212

ITEM 2.                      IDENTITY AND BACKGROUND.

(a)	Name: Sam Shlomo Elimelech.

(b)	Address: 400 South Beverly Drive, Suite 312, Beverly Hills, California 90212.

(c)	Occupation: President and a Director of the Issuer.

(d)	During the last five years, such person has not been convicted in a criminal proceeding.

(e)
During the last five years, such person was a not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Israel.

ITEM 3.                      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On January 5, 2011, the Issuer entered into a Regulation S Stock Purchase Agreement with Sam Shlomo Elimelech.  Under this agreement, Mr. Elimelech purchased from the Issuer 4,000,000 restricted shares of common stock at $0.001 per share, for a total consideration of $4,000.

ITEM 4.                      PURPOSE OF TRANSACTION.

See Item 3 above.

ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER.

(a)	4,200,000 shares owned directly and indirectly by Sam Shlomo Elimelech. This amount represents, as of January 5, 2011, 23.36% of the outstanding common stock of the Issuer.

(b)	Sam Shlomo Elimelech has sole voting and dispositive power with respect to 4,050,000 of the shares reported.

(c)	Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less: None.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.

ITEM 6.                      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 3 above.

ITEM  7.                      MATERIAL TO BE FILED AS EXHIBITS.

Regulation S Stock Purchase Agreement between the Company and Sam Elimelech, dated January 5, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.

Sam Shlomo Elimelech

Date: July 20, 2011	/s/ Sam Shlomo Elimelech

EXHIBIT INDEX

Number	Description

10	Regulation S Stock Purchase Agreement between the Issuer and Sam Elimelech, dated January 5, 2011 (incorporated by reference to Exhibit 10.3 of the Form 8-K filed on March 29, 2011).